SANDVIK

Page

Our date
2004-05-18

Our reference
ms040518

Your date

Your reference

Attending to this matter, tel. direct line, fax direct line
KF/B[illegible]telsson, +46 26 261020

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Report on the first quarter 2004, dated 6 May 2004, and the Sandvik Annual Report 2003, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,
SANDVIK AKTIEBOLAG; (publ)
Gunnar Båtelsson
Group Treasurer and VP Finance

Marianne Sjöstrand

dlw 6/3

Cusip number - 800212201

SANDVIK

Press Release

SANDVIK AB
Report on the first quarter 2004

"Order intake and invoicing increased by 10% at fixed exchange rates for comparable units. Profit after net financial items rose 12% to SEK 1,430 M. The improvement is attributable to increased volumes and prices as well as higher productivity and capacity utilization."

"Sales volumes rose in all business areas. Market development was positive in NAFTA, in which parts of the American industry have a high capacity utilization. In Europe, total demand was largely unchanged, with a positive development in Northern and Eastern Europe, while the market situation in Southern Europe remained weak. In Asia, Africa and South America, demand continued to be strong," says Lars Pettersson, President and CEO of Sandvik.

Key figures SEK M	**Q1 2004**	Q1 2003	Change %	**Full-year 2003**
Order intake	**14 160**	13 420	+6 [1)]	**49 830**
Invoiced sales	**12 680**	12 080	+5 [2)]	**48 810**
Operating profit	**1 580**	1 455	+9 [3)]	**4 967**
%	**12**	12		**10**
Profit after financial items	**1 430**	1 281	+12	**4 187**
%	**11**	11		**9**
Net profit	**988**	841	+17	**2 788**
%	**8**	7		**6**
Earnings per share, SEK [4)]	**11.70**	14.00		**11.20**
Return on capital employed, % [4) 5)]	**13.7**	15.5		**13.4**

1) +10 % at fixed exchange rates for comparable units.
2) +10 % at fixed exchange rates for comparable units.
3) +17 % taking into account that Q1 2003 was affected positively by an adapted application of the accounting recommendation for inventory valuation, an increase of SEK 100 M.
4) Most recent 12 months.
5) Excluding write down of goodwill, etc., related to Precision Twist Drill Inc., in Q4 2003, the return was 15.2% (14.9% for full-year 2003).

Postal address | Public company (publ) | Telephone | Telefax

Sales (see appendix 2)

Order intake by quarter, SEK M


15 000
12 000
9 000
6 000
3 000
0
01
02
03
04

Invoiced sales by quarter, SEK M


15 000
12 000
9 000
6 000
3 000
0
01
02
03
04

Order intake amounted to SEK 14,160 M (13,420), an increase of 6% in total or an increase of 10% at fixed exchange rates for comparable units. Changed exchange rates affected order intake negatively by 3%. Order intake at fixed exchange rates for comparable units increased for Sandvik Tooling by 9%, for Sandvik Mining and Construction by 13% and for Sandvik Materials Technology by 11%. The price surcharge for alloys affected order intake in Sandvik Materials Technology positively by about 4 percentage points.

Order intake – Development by market area

Market area	Order intake SEK M	Change Q1 2003* %	Share %
EU	5 842	0	41
Rest of Europe	1 111	+7	8
Europe total	6 953	+1	49
NAFTA	2 738	+20	19
South America	550	+14	4
Africa/Middle East	912	+24	7
Asia/Australia	3 007	+21	21
Total	14 160	+10	100

* at fixed exchange rates for comparable units.

Order intake increased in all market areas except the EU, where volumes were unchanged compared with a year earlier. Demand remained favorable in Germany and Scandinavia, but was continued weak in Italy and France. Order intake in Rest of Europe increased and particularly in Eastern Europe where activity was high. The sharp increase in NAFTA applied to all business areas. In Asia/Australia, Africa and South America, growth continued to be favorable.

Activity in the general engineering industry was flat within Europe as a whole, but positive in Germany, Scandinavia and Eastern Europe. Activity in NAFTA increased sharply in most customer segments, including oil/gas and the process industries, general engineering industry as well as in construction and mining. In contrast, demand from the US automotive and aerospace industries was weak. The electronics industry and consumer-related industries had a favorable development. Activity in the mining industry remained high. The development for niche products to the oil/gas, energy and automotiveindustries was favorable.

Invoicing amounted to SEK 12,680 M (12,080), up 5 % in total and by 10% at fixed exchange rates for comparable units. Changed currency rates affected invoicing negatively by 3%. Sandvik Tooling increased invoicing volume by 5%, Sandvik Mining and Construction by 15% and Sandvik Materials Technology by 14%. Alloy price surcharges accounted for about 4 percentage points of the increase within Sandvik Materials Technology.

Earnings, cash flow and return (see appendix 1)


SEK M
Quarter
Operating Profit *
SEK M
Rolling
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
8 000
6 000
4 000
2 000
0
01
02
03
04
Quarter
Rolling 12 months

* excl. items affecting comparability 2001
incl. one off items Q4 2003


Return * (Rolling 12-months)
25%
20%
15%
10%
5%
0%
01
02
03
04
Return on capital employed
Return on equity

Operating profit increased by 9% and amounted to SEK 1,580 M (1,455), or 12% of invoicing. The earnings improvement was mainly an effect of higher sales volumes and increased productivity. The improvement compared with last year was SEK 225 M, or 17% taking into account that earnings in the first quarter of 2003 were affected positively by SEK 100 M due to an adapted application of the accounting recommendation for inventory valuation within Sandvik Tooling and Seco Tools AB.

Changed exchange rates affected earnings negatively by SEK 70 M.

Net financial expense was SEK 150 M (174) due to a lower level of debt and lower interest rates. **Profit after net financial items** increased by 12% and amounted to SEK 1,430 M, 11% of invoicing. Tax amounted to SEK 387 M, or 27%. **Net profit** was SEK 988 M (841) and earnings per share SEK 3.90 (3.40) (11.20 for full-year 2003).

Cash flow from operations amounted to SEK 940 M (1,428). Working capital increased due to increased volumes and higher raw material prices. **Investments** amounted to SEK 679 M, of which company acquisitions SEK 131 M. Cash flow after investments was SEK 418 M (738).

Capital efficiency improved compared with last year despite higher sales volumes, increased raw material prices and a higher level of material in the production flow. Working capital as a percent of invoicing developed favorably and amounted to 32% (34).

Return on capital employed during the most recent 12 months was 13.7% (13.4 for full-year 2003). Excluding nonrecurring expenses in the fourth quarter of 2003, ROCE was 15.2% (14.9 for full-year 2003). Return on shareholders' equity was 13.4% (12.8). Interest-bearing liabilities and provisions less liquid funds resulted in a net debt of SEK 11,826 M (12,128). Liquid funds amounted to SEK 1,642 M (1,972) and loans to SEK 9,302 M (10,167).

The number of shares outstanding was 251,383,384. At March 31, 2004, equity per share was SEK 92.10 (85.80) and the equity/assets ratio 47% (46). Net debt/equity ratio was 0.5 (0.5).

The number of employees was 37,108 (36,930), an increase for comparable units of 89.

Key figures	Q1 2004	Q1 2003	Full-year 2003
No. of shares outstanding at end of period ('000)	**251 383**	250 012	250 013
Earnings per share, SEK*	**11,70**	14,00	11,20
After full dilution**	**11.50**	13.80	11.00
Return on capital employed, %	**13.7**	15.5	13.4
Return on shareholders' equity, %	**13.4**	15.4	12.8
Net debt/equity ratio	**0.5**	0.5	0.5

* Most recent 12 months divided by average number of outstanding shares, 250,184,000.
** Most recent 12 months. After full dilution of outstanding convertible programs, the average number of shares amounts to 254,921,000 (254,921,000).

Parent Company

Parent Company invoicing was SEK 3,237 M (3,084), operating profit SEK 283 M (406). Interest-bearing liabilities and provisions less liquid funds amounted to SEK 3,925 M (3,110 as of 31 December 2003). Parent Company investments in fixed assets amounted to SEK 147 M (321).

Business areas (see appendix 2)

Sandvik Tooling

SEK M	Q1 2004	Q1 2003	Change %	Full-year 2003
Order intake	**5 014**	4 874	+9 *	**18 187**
Invoiced sales	**4 701**	4 720	+5 *	**18 090**
Operating profit	**859**	786	+9	**2 286**
%	**18**	17		**13** **

* at fixed exchange rates for comparable units.
** Excluding write down of goodwill and restructuring expenses in PrecisionTwist Drill Inc., the operating margin was for full-year 2003, 16%.

Sandvik Tooling's order intake amounted to SEK 5,014 M (4,874), an increase compared with last year of 9% at fixed exchange rates for comparable units. Demand increased in the EU and NAFTA. Development was very strong in Asia and the Rest of the World. Order intake for cemented-carbide tools was strong, while it was weaker for standard tools in high-speed steel.

Invoicing amounted to SEK 4,701 M (4,720), an increase compared with last year of 5% at fixed exchange rates for comparable units.

Operating profit rose 9% and amounted to SEK 859 M (786), or 18% of invoicing. The improvement compared with a year earlier was 21%, or SEK 148 M, taking into account that earnings in the preceding year (Q1, 2003) was affected positively by SEK 75 M due to the adapted application of the accounting recommendation for inventory valuation. Higher volume and productivity as well as the structural changes implemented more than offset the negative effect of changes in exchange rates.

Walter AG and Valenite are included in invoicing and operating profit in the amount of SEK 875 M and a loss of SEK 5 M, respectively (after goodwill amortization). The cemented-carbide tools within Walter AG had a continued favorable development in sales volume and earnings. The machinery area was negatively affected by the previously weak investment climate. Order intake for Valenite increased somewhat compared with a year earlier despite the weak demand from the US automotive industry. Valenite's operating profit improved compared with the fourth quarter, but remained negative. The structural work to upgrade the product program and production technology as well as distribution and logistics continues as planned.

The number of employees at the end of the first quarter 2004 was 14,858, a decline of 10 persons.

Sandvik Mining and Construction

SEK M	Q1 2004	Q1 2003	Change %	Q1-4 2003
Order intake	**4 150**	3 828	+13 *	**14 888**
Invoiced sales	**3 537**	3 266	+15 *	**14 299**
Operating profit	**324**	344	-6	**1 444**
%	**9**	11		**10**

* at fixed exchange rates for comparable units.

Sandvik Mining and Construction's order intake was SEK 4,150 M (3,828), an increase of 13% at fixed exchange rates for comparable units. Demand from the mining industry for base and precious metals remained strong, particularly in NAFTA, Africa and Asia/Australia. Increased demand was also noted for material handling projects. Order intake in NAFTA was supported by increased activity in the coal mining and construction industries.

The positive volume development is productivity driven since the customers are demanding equipment and concepts that strengthen productivity and reduce costs.

Invoicing increased by 15% at fixed exchange rates for comparable units and amounted to SEK 3,537 M (3,266). The volume trend was positive for equipment, tools and service contracts.

Operating profit declined by 6% to SEK 324 M (344), or 9 % of invoicing. The decline compared with the preceding year was attributable to the negative currency effects as well as costs for restructuring measures.

The number of employees at the end of the first quarter 2004 was 9,001, an increase of 95 persons for comparable units, of which about 120 persons in service.

In March 51 percent of the shares were acquired in the Brazilian company Manuseio de Granéis Sólidos S.A. (MGS). The company is headquartered in Sao Paulo. The acquisition is included in the Sandvik Materials Handling (SMH) product area. MGS is the leading supplier of long overland conveyors in Brazil. Customers are major Brazilian mining companies, ports and other bulk materials handling companies. MGS reported annual sales in 2003, with 65 employees and sales of approx SEK 240 M during 2003. The overland conveyor expertise of MGS combined with advanced materials handling technology of SMH forms complete solutions for highly demanding applications.

Sandvik Materials Technology

SEK M	Q1 2004	Q1 2003	Change %	Full-year 2003
Order intake	**3 911**	3 643	+11 *	**12 790**
Invoiced sales	**3 373**	3 049	+14 *	**12 467**
Operating profit	**302**	181	+67	**750**
%	**9**	6		**6**

* at fixed exchange rates for comparable units.

Sandvik Materials Technology's order intake amounted to SEK 3,911 M (3,643), an increase compared with last year of 11% at fixed exchange rates for comparable units. Invoicing amounted to SEK 3,373 M (3,049), an increase of 14% at fixed exchange rates for comparable units. The alloy price surcharge affected order intake and invoicing positively by about 4 percentage points, which means that the actual increases were 7% and 10%, respectively.

Demand was positive in Europe and NAFTA. The market for niche products to the oil/gas, automotive and electronics industries was favorable. Increased order intake for standard products to the general engineering industry was also noted during the quarter.

Operating profit increased compared with the first quarter and the fourth quarter of last year and amounted to SEK 302 M (181), or 9% of invoicing. The earnings improvement was an effect of a better product mix, higher volumes and increased cost efficiency. Positive inventory valuation effects were offset largely by nonrecurring expenses.

The number of employees was 7,995 at the end of the first quarter of 2004, an increase of 34 persons.

Accounting principles

This report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20 Interim Reports. The same accounting and valuation principles were applied as in the most recent annual report.

Sandviken, 6 May 2004

Sandvik AB; (publ)

Lars Pettersson
President and CEO

Appendicies:
1. Group summary
2. Invoicing and operating profit

The interim report for the first quarter of 2004 is unaudited. The next interim report will be published on 5 August covering the first six months of 2004.

For additional information, please call +46 (0)26-26 10 01.

A telephone conference will be held on 6 May, 16.30 p.m. For further information visit www.sandvik.com

Sandvik AB
SE-811 81 Sandviken
+46 (0)26-26 00 00
www.sandvik.com
corp. reg. no: 556000-3468

Consolidated Financial Information, SEK M Income statement	Q1 2004	Q1 2003	Full-year 2003
Invoiced sales	**12 680**	12 080	**48 810**
Cost of goods sold	**-8 560**	-8 214	**-33 497**
Gross profit	**4 120**	3 866	**15 313**
Selling and administrative expenses	**-2 648**	-2 493	**-10 532** *
Other operating income and expenses	**108**	82	**+186**
Operating profit	**1 580**	1 455	**4 967**
Financial income and expenses, net	**-150**	-174	**-780**
Profit after financial items	**1 430**	1 281	**4 187**
Taxes	**-387**	-382	**-1 212**
Minority interest	**-55**	-58	**-187**
Net profit	**988**	841	**2 788**

* Of which, nonrecurring expenses including write down of goodwill related to Precision Twist Drill Inc., SEK 600 M.

Earnings per share before dilution, SEK	**3.90**	3.40	**11.20**
Earnings per share after full dilution, SEK	**3.90**	3.30	**11.00**
Average no. of shares ('000)	**250 698**	250 012	**250 012**
Average no. of shares after full dilution ('000)	**254 921**	254 921	**254 921**

Cash-flow statement

Profit after financial items	**+1 430**	+1 281	**+4 187**
Items not affecting cash flow etc.	**+20**	+13	**-213**
Reversal of depreciation	**+685**	+686	**+3 346**
Taxes paid	**-261**	-395	**-1 577**
Change of inventories	**-608**	-359	**+70**
Change in operating receivables and liabilities	**-326**	+202	**+608**
Cash flow from operations	**+940**	+1 428	**+6 421**
Investments, acquisitions and divestments	**-522**	-690	**-2 766**
Change in short-term loans	**-780**	-1 086	**-3 633**
Change in long-term loans	**-37**	+28	**+2 533**
New issue of shares*	**+31**		**-**
Dividends paid			**-2 659**
Net cash flow	**-368**	-320	**-104**
Liquid funds at beginning of period	**1 972**	2 175	**2 175**
Exchange-rate differences in liquid funds	**38**	-30	**-99**
Liquid funds at end of period	**1 642**	1 825	**1 972**

* New issue as a result of outstanding options program.

Balance sheet	Q1 2004	Full-year 2003
Fixed assets	**22 975**	22 352
Inventories	**13 129**	12 147
Current receivables	**13 421**	11 926
Liquid assets	**1 642**	1 972
Total assets	**51 167**	48 397
Shareholders' equity	**23 164**	21 440
Minority interests	**1 007**	846
Interest-bearing provisions and liabilities	**13 469**	14 100
Non-interest-bearing provisions and liabilites	**13 527**	12 011
Total provisions, liabilities and shareholders' equity	**51 167**	48 397

Change in shareholders' equity	Q1 2004	Q1 2003
Opening equity as shown in approved balance sheet	**21 440**	23 205
Effect of change in accounting principles	**-**	-1 053
Opening equity adjusted to new accounting principles	**21 440**	22 152
Translation differences due to changed currency rates	**436**	-239
New issue of shares*	**300**	-
Net profit of the period	**988**	841
Closing balance	**23 164**	22 754

* Conversion of loans and new issues as a result of outstanding options program.

Invoicing by market area SEK M	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Full year 2003	**Q1 2004**	Change %	Change %[1]
EU	5 141	5 049	4 515	5 099	19 802	**5 447**	+6	+6
Rest of Europe	811	986	874	928	3 600	**1 028**	+27	+35
Europe total	5 952	6 035	5 389	6 027	23 402	**6 475**	+9	+10
NAFTA	2 712	2 581	2 563	2 414	10 270	**2 533**	-7	+11
South America	472	552	473	537	2 034	**490**	+4	+8
Africa/Middle East	730	717	787	924	3 159	**662**	-9	-10
Asia/Australia	2 214	2 445	2 308	2 978	9 945	**2 520**	+14	+16
Group total	12 080	12 330	11 520	12 880	48 810	**12 680**	+5	+10

Order intake by business area **SEK M**								
Svk Tooling	4 874	4 550	4 249	4 514	18 187	**5 014**	+3	+9
Svk Mining and Construction	3 828	3 726	3 467	3 867	14 888	**4 150**	+8	+13
Svk Materials Technology	3 643	3 152	2 914	3 081	12 790	**3 911**	+7	+11
Seco Tools[2]	1 060	976	921	973	3 930	**1 082**	+2	+6
Group activities	15	6	-1	15	35	**3**		
Group total	13 420	12 410	11 550	12 450	49 830	**14 160**	+6	+10

Invoiced sales by business area **SEK M**								
Svk Tooling	4 720	4 522	4 360	4 488	18 090	**4 701**	0	+5
Svk Mining and Construction	3 266	3 671	3 411	3 951	14 299	**3 537**	+8	+15
Svk Materials Technology	3 049	3 150	2 821	3 447	12 467	**3 373**	+11	+14
Seco Tools[2]	1 035	969	920	978	3 902	**1 057**	+2	+6
Group activities	10	18	8	16	52	**12**		
Group total	12 080	12 330	11 520	12 880	48 810	**12 680**	+5	+10

Operating profit by business area **SEK M**						
Svk Tooling	786	705	694	101	2 286	**859**
Svk Mining and Construction	344	364	360	376	1 444	**324**
Svk Materials Technology	181	191	130	248	750	**302**
Seco Tools[2]	217	162	134	164	677	**191**
Group activities	-73	-19	-14	-84	-190	**-96**
Group total	1 455	1 403	1 304	805	4 967	**1 580**

Operating profit by business area **% of invoicing**						
Svk Tooling	17	16	16	2	13	**18**
Svk Mining and Construction	11	10	11	10	10	**9**
Svk Materials Technology	6	6	5	7	6	**9**
Seco Tools[2]	21	17	15	17	17	**18**
Group total	12	11	11	6	10	**12**

1) Change compared with year earlier at fixed exchange rates for comparable units.
2) As a result of the majority holding in Seco Tools AB, Sandvik consolidates this company. For comments, refer to the company's interim report.